LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

28 November 2008

08006315

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
DEC 24 2008
THOMSON REUTERS

2008 DEC 22 P 12:21

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the following documents dated 27 November 2008 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Financial Result Announcement, Re: First Quarterly Report for the financial period ended 30 September 2008; and

2) General Announcement, Re: Seventy-Eighth Annual General Meeting.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

SUPPL

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

12/23

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

RECEIVED
2008 DEC 22 P 12:27

BURSA MALAYSIA

Form Version V3.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 27/11/2008 06:22:37 PM

Reference No LI-081127-8FF11

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Part A1 : QUARTERLY REPORT

Financial Year End *	30/06/2009
Quarter *	● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
Quarterly report for the financial period ended *	30/09/2008
The figures *	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-09Q1.xls

LION INDUSTRIES CORPORATION BERHAD (415-D)

Remarks:

Secretary

27 NOV 2008

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2008**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2008 [dd/mm/yyyy]	30/09/2007 [dd/mm/yyyy]	30/09/2008 [dd/mm/yyyy]	30/09/2007 [dd/mm/yyyy]

		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,505,252	1,438,619	1,505,252	1,438,619
2	Profit/(loss) before tax	123,626	66,478	123,626	66,478
3	Profit/(loss) for the period	107,921	64,016	107,921	64,016
4	Profit/(loss) attributable to ordinary equity holders of the parent	107,915	63,779	107,915	63,779
5	Basic earnings/(loss) per share (sen)	15.14	9.03	15.14	9.03
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.4000	4.2400

Remarks :

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2008 [dd/mm/yyyy]	30/09/2007 [dd/mm/yyyy]	30/09/2008 [dd/mm/yyyy]	30/09/2007 [dd/mm/yyyy]
		RM'000	RM'000	RM'000	RM'000
1	Gross interest income	8,911	5,808	8,911	5,808
2	Gross interest expense	24,811	37,551	24,811	37,551

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 NOV 2008

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

First Quarter Ended

30 September 2008

Interim report for the first quarter ended 30 September 2008

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2008 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2007 RM'000	CURRENT YEAR TO DATE 30/9/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2007 RM'000
Revenue		1,505,252	1,438,619	1,505,252	1,438,619
Operating expenses		(1,145,958)	(1,357,413)	(1,145,958)	(1,357,413)
Other operating income		-	8,365	-	8,365
Profit from operations		359,294	89,571	359,294	89,571
Finance costs		(24,811)	(37,551)	(24,811)	(37,551)
Share in results of associated companies		23,232	8,650	23,232	8,650
Income from other investments		8,911	5,808	8,911	5,808
Provision for diminution in value of inventories		(243,000)	-	(243,000)	-
Profit before taxation		123,626	66,478	123,626	66,478
Taxation	16	(15,705)	(2,462)	(15,705)	(2,462)
Net profit for the period		107,921	64,016	107,921	64,016
Attributable to :					
- Equity holders of the parent		107,915	63,779	107,915	63,779
- Minority interests		6	237	6	237
Net profit for the period		107,921	64,016	107,921	64,016
Earnings per share attributable to equity holders of the parent (sen) :					
- Basic	24	15.14	9.03	15.14	9.03
- Diluted	24	15.10	8.97	15.10	8.97

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2008

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2008 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2008 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,472,790	1,450,732
Investment properties		69,141	69,151
Prepaid land lease payment		102,361	102,134
Land held for property development		47,698	35,559
Investment in associated companies		628,343	627,737
Long-term investments		151,465	146,323
Deferred tax assets		46,609	76,297
Intangible assets		130,785	130,797
		2,649,192	2,638,730
Current Assets			
Assets held for sale		447	422
Property development costs		45,193	56,812
Inventories		2,237,489	1,329,993
Short-term investments		40,674	60,063
Amount due by jointly controlled entity		13,217	13,220
Trade receivables		303,908	539,654
Other receivables		184,388	444,996
Deposits, cash and bank balances		734,584	636,709
		3,559,900	3,081,869
TOTAL ASSETS		6,209,092	5,720,599
EQUITY AND LIABILITIES			
Share capital		712,920	712,700
Reserves		2,422,056	2,306,923
Equity attributable to equity holders of the parent		3,134,976	3,019,623
Minority interests		196,544	195,199
Total equity		3,331,520	3,214,822
Non-Current Liabilities			
Long-term borrowings	20	786,309	865,981
LICB Bonds and USD Debts	20	64,786	62,535
Deferred tax liabilities		128,893	146,459
Deferred payables		1,211	774
		981,199	1,075,749
Current Liabilities			
Trade payables		970,924	393,884
Other payables		405,829	553,546
Short-term borrowings	20	506,966	459,812
LICB Bonds and USD Debts	20	8,884	13,750
Tax liabilities		3,770	9,036
		1,896,373	1,430,028
TOTAL EQUITY AND LIABILITIES		6,209,092	5,720,599
Net assets per share attributable to ordinary equity holders of the parent (RM)		4.40	4.24

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent →						
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
30 September 2008							
At 1 July 2008	712,700	525,452	27,058	1,754,413	3,019,623	195,199	3,214,822
Share-based payments	-	-	3,581	-	3,581	-	3,581
Issue of shares	220	64	-	-	284	-	284
Transfer of reserve upon issuance of shares	-	219	(219)	-	-	-	-
Translation difference on net equity of foreign subsidiaries and other movements	-	-	3,573	-	3,573	1,339	4,912
Net profit for the period	-	-	-	107,915	107,915	6	107,921
At 30 September 2008	712,920	525,735	33,993	1,862,328	3,134,976	196,544	3,331,520
30 September 2007							
At 1 July 2007	705,555	518,927	27,843	889,817	2,142,142	195,995	2,338,137
Share-based payment	-	-	1,484	-	1,484	-	1,484
Issue of share	863	208	-	-	1,071	-	1,071
Transfer of reserve upon issuance of shares	-	572	(572)	-	-	-	-
Translation difference on net equity of foreign subsidiaries and other movements	-	-	1,189	-	1,189	1,954	3,143
Net profit for the period	-	-	-	63,779	63,779	237	64,016
At 30 September 2007	706,418	519,707	29,944	953,596	2,209,665	198,186	2,407,851

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2008
(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 30/9/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2007 RM'000
OPERATING ACTIVITIES		
Profit before taxation	123,626	66,478
Adjustments for:		
Non-cash items (mainly depreciation)	41,000	30,449
Non-operating items (mainly associates' results & finance costs)	1,576	22,961
Operating profit before changes in working capital	166,202	119,888
Changes in working capital :		
Net changes in current assets	(409,797)	(119,526)
Net changes in current liabilities	426,435	43,605
Others (mainly interest and tax paid)	(11,161)	1,923
	171,679	45,890
INVESTING ACTIVITIES		
Proceeds from disposal/redemption of investments and properties	15,522	-
Purchase of property, plant and equipment	(40,415)	(48,332)
Acquisition of investment	-	(18,157)
Dividend received	19,631	-
Others	7,833	(1,969)
	2,571	(68,458)
FINANCING ACTIVITIES		
Issue of shares	220	1,071
Repayment of BaIDS	(70,000)	(60,000)
Interest paid	(16,420)	(18,490)
Borrowings	(15,834)	(288,012)
Redemption/Repayment of LICB Bonds and USD Debts	(5,238)	(88,872)
(Increase)/Decrease in cash and cash equivalents - restricted	(118,703)	416,680
Others	(851)	(196)
	(226,826)	(37,819)
Net changes in cash & cash equivalents	(52,576)	(60,387)
Effects of exchange rate changes	770	465
Cash & cash equivalents at beginning of the period	335,172	233,178
Cash & cash equivalents at end of the period	283,366	173,256

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2008. The explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2008.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2008.

2. Comments about seasonal or cyclical factors

The Group's performance is not affected by any material seasonal or cyclical factors.

3. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial year-to-date other than as disclosed in the interim report.

4. Changes in estimates

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

5. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM712,699,965 to RM712,920,465 by the issuance of 46,700 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share, 168,200 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share and 5,600 new ordinary shares of RM1.00 each at an issue price of RM2.05 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:
(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM70 million; and
(ii) redeemed/repaid part of its LICB Bonds and USD Debts amounting to RM5.4 million.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the financial year-to-date.

6. Dividends paid

There were no dividend paid during the current quarter and financial year-to-date.

7. Segmental information

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	1,406,131	(21,431)	1,384,700	363,180
Building materials	58,459	-	58,459	829
Property	2,176	-	2,176	(1,711)
Tyre	37,617	-	37,617	(6,692)
Others	22,300	-	22,300	4,723
	1,526,683	(21,431)	1,505,252	360,329
Unallocated costs				(1,035)
Profit from operations				359,294
Finance costs				(24,811)
Share in results of associated companies				23,232
Income from other investments				8,911
Provision for diminution in value of inventories				(243,000)
Profit before taxation				123,626

8. Subsequent events

Other than as disclosed in Note 19, there were no material events subsequent to the end of the current quarter.

9. Changes in composition of the Group

There were no material changes in the composition of the Group during the financial year-to-date.

10. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

11. **Performance review**

For the first three months of the financial year, the Group posted higher revenue of RM1.5 billion and profit from operations of RM359.3 million compared with that of the preceding year corresponding period. The surge in international steel prices and higher sales of hot briquetted iron had enabled the Group to achieve significantly higher profit despite a provision for diminution in value of inventories amounting to RM243 million.

Coupled with higher profit from the associated companies and lower finance costs, the Group registered a profit before tax of RM123.6 million for the quarter under review, representing an increase of 86% as compared to RM66.5 million a year ago.

12. Comment on material change in profit

	Revenue		Profit from operations	
	Current Quarter 30/9/2008 RM'000	Immediate Preceding Quarter 30/6/2008 RM'000	Current Quarter 30/9/2008 RM'000	Immediate Preceding Quarter 30/6/2008 RM'000
Steel	1,384,700	2,047,227	363,180	530,668
Tyre	37,617	35,290	(6,692)	(5,987)
Others	82,935	91,748	3,841	(36,833)
Unallocated costs	-	-	(1,035)	(782)
	1,505,252	2,174,265	359,294	487,066

The Group recorded lower revenue for the quarter under review mainly attributable to weaker demand for steel. Accordingly, the Group recorded lower profit from operations.

Meanwhile, our associated companies remained profitable and contributed RM23.2 million to the Group for the current quarter.

In line with the sharp drop in steel prices, the Group had recognised a provision for diminution in value of steel inventories amounting to RM243 million. Overall, the Group recorded a lower profit of RM123.6 million compared with RM503.3 million in the immediate preceding quarter.

13. a) Commentary on prospects

The Group's performance is expected to be adversely affected by the steep plunge in steel prices and the substantial reduction in the domestic demand as global economies continue to contract due to the financial crisis in the United States of America. Nevertheless, the Group is confident that with the various cost down and production efficiency measures currently undertaken, it will be in a position to face the challenges ahead.

b) Forecast or target previously announced

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

14. Statement of the Board of Directors' opinion on achievement of forecast or target

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

15. Profit forecast or profit guarantee

No profit forecast or profit guarantee was published.

16. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2008	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2007	CURRENT YEAR TO DATE 30/9/2008	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2007
Taxation comprises :	RM'000	RM'000	RM'000	RM'000
In respect of current period:				
- income tax	1,370	2,410	1,370	2,410
- deferred tax	12,121	52	12,121	52
In respect of prior years:				
- income tax	2,214	-	2,214	-
	15,705	2,462	15,705	2,462

Excluding the share in results of the associated companies, the effective tax rate of the Group for the current quarter and financial year-to-date is lower than the statutory tax rate principally due to utilisation of tax credits.

17. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

18. Quoted securities

There were no material purchases or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows :

	RM'000
At cost	3,142
At book value	1,141
At market value	1,146

19. Corporate proposals

a) Status of corporate proposals

No	Date of Announcements	Subjects	Status
1.	04.12.2007 02.06.2008 08.08.2008 08.09.2008 18.09.2008 30.10.2008 31.10.2008	Proposed disposal by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of the Company, of its entire Zero-Coupon Redeemable Secured Class B and Class C RM Denominated Bonds issued by Silverstone Corporation Berhad ("SCB") with an aggregate nominal value of approximately RM117.63 million ("SCB Bonds") for a cash consideration of RM50.81 million to Gama Harta Sdn Bhd, a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB") which is in turn a subsidiary of the Company ("Proposed Disposal")	Pending approvals from: i) Bank Negara Malaysia, if required; and ii) Any other relevant authorities, if required. Approvals were obtained from: i) Securities Commission by LFIB; ii) Holders of the SCB Bonds; iii) Shareholders of LFIB; and iv) Lenders of AMSB. The Proposed Disposal is not subject to the approval of the shareholders of the Company as it is not regarded as a related party transaction and does not fall under Paragraph 10.06 of the Listing Requirements of Bursa Malaysia Securities Berhad which requires the approval of the shareholders.

The status of corporate proposals of LFIB is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

20. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	410,516	546,309	956,825
Unsecured	6,450	-	6,450
BaIDS			
Secured	90,000	240,000	330,000
	506,966	786,309	1,293,275
LICB Bonds and USD Debts			
Secured	8,884	64,786	73,670
	515,850	851,095	1,366,945

The Group's borrowings were denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	969,245
- US Dollar	107,032	369,688
- Chinese Renminbi	55,690	28,012
		1,366,945

21. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

22. Changes in material litigation

There were no changes in material litigation since the last annual balance sheet date.

23. Dividend proposed

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2008.

24. Earnings per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2008	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2007	CURRENT YEAR TO DATE 30/9/2008	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2007
Net profit attributable to equity holders of the parent (RM'000)	107,915	63,779	107,915	63,779
Weighted average number of ordinary shares in issue ('000)	712,841	706,043	712,841	706,043
Basic EPS (sen)	15.14	9.03	15.14	9.03

Diluted

For the purpose of calculating diluted EPS, the net profit for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares, i.e. shares granted under the Executive Share Option Scheme ("ESOS").

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2008	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2007	CURRENT YEAR TO DATE 30/9/2008	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2007
Net profit attributable to equity holders of the parent (RM'000)	107,915	63,779	107,915	63,779
Weighted average number of ordinary shares in issue ('000)	712,841	706,043	712,841	706,043
Effect of dilution ('000)	1,983	4,866	1,983	4,866
	714,824	710,909	714,824	710,909
Diluted EPS (sen)	15.10	8.97	15.10	8.97

25. **Auditors' report on preceding annual financial statements**

The auditors' report on the financial statements for the financial year ended 30 June 2008 was not qualified.

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received				
		Up to December 2007	Current Year (Jan-Dec 08)		Up to December 2007	Current Year (Jan - Dec 08)			
			Current Quarter	Year-To-Date		Actual Received in		Projected to Dec 2008	Projected Full Year
						Current Qtr	YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	13.1	-	7.3	13.1	-	7.3	2.5	9.8
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	74.0	-	-	74.0	-	-	-	-
Total	541.3	295.3	-	7.3	295.3	-	7.3	2.5	9.8

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 27/11/2008 06:26:34 PM

Reference No LI-081127-95A76

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	SEVENTY-EIGHTH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We are pleased to inform that at the Seventy-Eighth Annual General Meeting of Lion Industries Corporation Berhad held on 27 November 2008, the shareholders have approved the following:

1. the payment of a first and final dividend of 1.0% less 25% Malaysian Income Tax in respect of the financial year ended 30 June 2008;

2. the re-appointment of Y. A. Bhg. Tun Musa Hitam and Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin who retired pursuant to Section 129(6) of the Companies Act, 1965 as Directors of the Company; and

3. all other resolutions tabled thereat including the resolutions transacted as special business as set out in the attached file.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LICB-AGM.pdf

LICB-Appendix I.pdf

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 NOV 2008

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Seventy-Eighth Annual General Meeting of the Company held on 27 November 2008

Ordinary Resolutions

(a) Authority to Directors to issue shares

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up capital of the Company for the time being and that such authority shall continue to be in force until the conclusion of the next annual general meeting of the Company."

(b) Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be and is hereby given for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 and with those related parties as set out in paragraph 3.2 of Part A of the Circular to Shareholders of the Company dated 5 November 2008 ("Related Parties") which has been despatched to the shareholders of the Company, provided that such transactions are undertaken in the ordinary course of business and are on normal commercial terms which are consistent with the Group's usual business practices and policies, and on terms not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders; and

THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders of the Company in general meeting,

whichever is the earlier; and

THAT the Directors of the Company be and are hereby authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

27 NOV 2008

(c) Proposed Share Buy-Back

"THAT, subject to the Companies Act, 1965, the provisions of the Articles of Association of the Company, the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"), and the approvals of all relevant governmental and/or regulatory authorities, the Company be and is hereby authorised to buy-back such amount of ordinary shares of RM1.00 each in the Company as may be determined by the Directors of the Company from time to time through Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that:

(i) the aggregate number of shares bought-back does not exceed 10% of the total issued and paid-up capital of the Company at any point of time; and

(ii) the maximum amount of funds to be allocated for the share buy-back shall not exceed the aggregate of the retained profits and/or the share premium of the Company

(hereinafter referred to as the "Proposed Share Buy-Back"); and

THAT authority conferred by this ordinary resolution shall commence immediately upon the passing of this resolution and shall remain in force until:

(i) the conclusion of the next annual general meeting of the Company, unless by ordinary resolution passed at that meeting, the authority is renewed, either unconditionally or subject to conditions; or

(ii) the expiration of the period within which the next annual general meeting after that date is required by law to be held; or

(iii) revoked or varied by ordinary resolution passed by shareholders of the Company at a general meeting of the Company,

whichever occurs first; and

THAT authority be and is hereby given to the Directors of the Company to decide in their absolute discretion to retain the ordinary shares of RM1.00 each in the Company so purchased by the Company as treasury shares and/or cancel them and to distribute the treasury shares as share dividends and/or resell the treasury shares; and

FURTHER, THAT authority be and is hereby unconditionally and generally given to the Directors of the Company to take all such steps as are necessary or expedient and/or enter into any and all agreements, arrangements and guarantee with any party or parties to implement, finalise and give full effect to the Proposed Share Buy-Back with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities."

Special Resolution

Proposed Amendments to the Articles of Association of the Company

"THAT the proposed amendments to the Articles of Association of the Company contained in Appendix I of the Circular to Shareholders of the Company dated 5 November 2008 which has been despatched to the shareholders of the Company, be and are hereby approved and adopted."

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 27 NOV 2008

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The existing Articles of Association of the Company be amended by the relevant additions and deletions as specifically set out in the second column below:

EXISTING ARTICLES		**AMENDED ARTICLES**		**RATIONALE**
Article 2 (a) (Interpretation)		**Article 2 (a) (Interpretation)**		
"Approved Market Place"	means a stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories (Exemption) (No 2) Order 1998;	~~"Approved Market Place"~~	~~means a stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories (Exemption) (No 2) Order 1998;~~	To be in line with the deletion of the definition from paragraph 1.01 of the Listing Requirements of Bursa Malaysia Securities Berhad ("LR")
"Central Depository"	means Malaysian Central Depository Sendirian Berhad;	" ~~Central~~ Depository"	means ~~Malaysian Central~~ **Bursa Malaysia** Depository ~~Sendirian Berhad~~ **Sdn Bhd**;	To reflect the change of name
"Company"	means LION LAND BERHAD;	"Company"	means **LION** ~~LAND~~ **INDUSTRIES CORPORATION BERHAD**;	To reflect the change of name of the Company
New Provision		**"CD-ROM"**	**Compact disc read-only memory**	For enhancement
"Depositor"	means a holder of a securities account;	"Depositor"	means a holder of a securities account **established by the Depository**;	To be consistent with the updated interpretation in the LR
"Exchange"	means Kuala Lumpur Stock Exchange;	"~~Exchange~~ **Bursa Securities**"	means ~~Kuala Lumpur Stock Exchange~~ **Bursa Malaysia Securities Berhad**;	To reflect the change of name
"Listing Requirements"	means the Listing Requirements of the Kuala Lumpur Stock Exchange including any amendment to the Listing Requirements that may be made from time to time	"Listing Requirements"	means the Listing Requirements of ~~the Kuala Lumpur Stock Exchange~~ **Bursa Securities** including any amendment to the Listing Requirements that may be made from time to time	To be consistent with the proposed amendment of "Bursa Securities"
"member"	means any person for the time being holding shares in the Company and whose name appears in (i) the Register of Members (except the Malaysian Central Depository Nominees Sdn Bhd) or (ii) the Record of Depositors;	"member"	means any person for the time being holding shares in the Company and whose name appears in (i) the Register of Members (except ~~the Malaysian Central~~ **Bursa Malaysia** Depository Nominees Sdn Bhd) or (ii) the Record of Depositors;	To be consistent with the proposed amendment of "Bursa Securities"

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 NOV 2008

EXISTING ARTICLES	AMENDED ARTICLES	RATIONALE
"market day" means any day between Mondays and Fridays, which is not a market holiday of the Exchange or public holiday;	"market day" means ~~any~~ a day ~~between Mondays and Fridays, which is not a market holiday of the Exchange or public holiday~~ on **which the stock market of Bursa Securities is open for trading in securities**;	To be consistent with the updated interpretation in the LR
"Record of Depositors" means a record provided by the Central Depository to the Company under chapter 24.0 of the Rules	"Record of Depositors" means a record provided by the ~~Central~~ Depository to the Company under chapter 24.0 of the Rules	To be consistent with the proposed amendment of "Depository"
"Rules" The Rules of the Central Depository	"Rules" The Rules of the ~~Central~~ Depository	To be consistent with the proposed amendment of "Depository"
"securities account" shall have the meaning assigned to such expression in the Central Depositories Act; and	"securities account" ~~shall have the meaning assigned to such expression in the Central Depositories Act~~ **means an account established by the Depository for a Depositor for the recording of deposit of securities and for dealing in such securities by the depositor**; and	For clarity and consistency with the updated interpretation in the LR
Article 10 (Classes of Shares)	**Article 10 (Classes of Shares)**	
(a) Subject to the Act and to these articles, any preference shares may, with the sanction of a resolution, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed.	(a) Subject to the Act and to these articles, any preference shares may, with the sanction of an **ordinary** resolution, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed.	For clarity
(b) The total nominal value of issued preference shares must not exceed the total nominal value of the issued ordinary shares at any time.	~~(b) The total nominal value of issued preference shares must not exceed the total nominal value of the issued ordinary shares at any time.~~	Pursuant to the deletion of paragraph 7.05 of the LR
(c) Holders of preference shares shall have :	~~(c)~~ (b) Holders of preference shares shall have :	To re-number as Article 10(b)
(1) the same rights as holders of ordinary shares as regards receiving notices, reports and audited financial statements, and attending general meetings of the Company;	(1) the same rights as holders of ordinary shares as regards receiving notices, reports and audited financial statements, and attending general meetings of the Company; **and**	

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 NOV 2008

EXISTING ARTICLES	AMENDED ARTICLES	RATIONALE
(2) the right to vote at any meeting convened for the purpose of reducing the capital, or for or during the winding up, or sanctioning a sale of the whole of the property, business and undertaking of, the Company, or where the resolution to be considered at the meeting directly affects the rights and privileges of the holders of preference shares, or when any dividends payable on the preference shares are in arrears for more than six (6) months.	(2) the right to vote at any meeting convened for the purpose of reducing the capital, or for or during the winding up, or sanctioning a sale of the whole of the property, business and undertaking of, the Company, or where the resolution to be considered at the meeting directly affects the rights and privileges of the holders of preference shares, or when any dividends payable on the preference shares are in arrears for more than six (6) months.	
(3) the right to a return of capital in preference to holders of ordinary shares when the Company is wound up.	~~(3) the right to a return of capital in preference to holders of ordinary shares when the Company is wound up~~.	Pursuant to the deletion of paragraph 7.08(2) of the LR
(d) Subject to the Act and to article 10(e), the repayment of preference share capital other than redeemable preference shares, or any other alteration of the rights attached to preference shares, may only be made pursuant to a special resolution of the holders of the preference shares.	~~(d)~~ (c) Subject to the Act and to article **10(d)**, the repayment of preference share capital other than redeemable preference shares, or any other alteration of the rights attached to preference shares, may only be made pursuant to a special resolution of the holders of the preference shares.	To re-number as Article 10(c)
(e) If the necessary majority for a special resolution is not present at the meeting held to consider the matter referred to in article 10(d), the consent in writing of the holders of three-quarter (75%) of the issued preference shares given within two (2) months of the meeting is as valid and effectual as a special resolution passed at the meeting.	~~(e)~~ (d) If the necessary majority for a special resolution is not ~~present~~ **obtained** at the meeting held to consider the matter referred to in article **10(c)**, the consent in writing of the holders of three-quarter (75%) of the issued preference shares given within two (2) months of the meeting is as valid and effectual as a special resolution passed at the meeting.	For clarity and to re-number as Article 10(d)
(f) The Company may issue preference shares ranking equally with, or in priority to, preference shares already issued.	~~(f)~~ (e) The Company may issue preference shares ranking equally with, or in priority to, preference shares already issued.	To re-number as Article 10(e)
Article 16 (Lien on Shares) The proceeds of a sale mentioned in article 14 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.	**Article 16 (Lien on Shares)** The proceeds of a sale mentioned in article 14 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale **or his executors, administrators or assignees or as he directs.**	For clarity

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 NOV 2008

EXISTING ARTICLES	AMENDED ARTICLES	RATIONALE
Article 24 (Transfer of Shares) (a) Where: (i) the securities of the Company are listed on an Approved Market Place; and (ii) The Company is exempted from compliance with section 14 of the Central Depositories Act or section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such securities,	**Article 24 (Transfer of Shares)** (a) Where: (i) the securities of the Company are listed on ~~an Approved Market Place~~ **another stock exchange**; and (ii) The Company is exempted from compliance with section 14 of the Central Depositories Act or section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such securities,	 To be in line with the updated provisions of the LR
the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the Registrar of the Company in the jurisdiction of the Approved Market Place (hereinafter referred to as "the Foreign Register"), to the register of holders maintained by the Registrar of the Company in Malaysia (hereinafter referred to as "the Malaysian Register") provided that there shall be no change in the ownership of such securities.	the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the Registrar of the Company in the jurisdiction of the ~~Approved Market Place (hereinafter referred to as "the Foreign Register")~~ **other stock exchange**, to the register of holders maintained by the Registrar of the Company in Malaysia ~~(hereinafter referred to as "the Malaysian Register")~~ **and vice versa** provided that there shall be no change in the ownership of such securities.	To be in line with the updated provision of the LR
(b) For the avoidance of doubt, the Company shall not allow any transmission of securities from the Malaysian Register into the Foreign Register.	~~(b) For the avoidance of doubt, the Company shall not allow any transmission of securities from the Malaysian Register into the Foreign Register.~~	To be in line with the updated provision the LR
Article 44 (General Meetings) (d) All general meetings, other than the annual general meeting and the statutory meeting shall be called extraordinary general meeting. The Directors may whenever they think fit and shall on requisition in accordance with the Act convene an extraordinary general meeting.	**Article 44 (General Meetings)** ~~(d) All general meetings, other than the annual general meeting and the statutory meeting shall be called extraordinary general meeting. The Directors may whenever they think fit and shall on requisition in accordance with the Act convene an extraordinary general meeting.~~	 Provided for under Articles 43(b) and 44(a)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

27 NOV 2008

EXISTING ARTICLES	AMENDED ARTICLES	RATIONALE
Article 45 (Notice of General Meetings)	**Article 45 (Notice of General Meetings)**	
(d) At least fourteen (14) days' notice of such a meeting or twenty-one (21) days' notice in the case where any special resolution is proposed or where it is the annual general meeting (other than an adjourned general meeting) must be given by advertisement in a daily newspaper and in writing to each stock exchange on which the shares are listed.	(d) At least fourteen (14) days' notice of such a meeting or twenty-one (21) days' notice in the case where any special resolution is proposed or where it is the annual general meeting (other than an adjourned general meeting) must be given by advertisement in ~~a~~ **at least one (1) nationally circulated Bahasa Malaysia or English** daily newspaper and in writing to each stock exchange on which the shares are listed.	To be in line with the updated provision of the LR
(e) The Company shall request the Central Depository in accordance with the Rules, to prepare a Record of Depositors to whom notices of general meetings shall be given by the Company and a Record of Depositors as at a date not less than three (3) market days before the general meeting (the "General Meeting Record of Depositors").	(e) The Company shall request the ~~Central~~ Depository in accordance with the Rules, to ~~prepare~~ **issue** a Record of Depositors to whom notices of general meetings shall be given by the Company and a Record of Depositors as at ~~a date~~ **the latest date which is reasonably practicable which shall in any event be** not less than three (3) market days before the general meeting (the "General Meeting Record of Depositors").	To be in line with the updated provision of the LR
(f) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 (where applicable) and notwithstanding any provisions in the Act, a Depositor shall not be regarded as a member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.	(f) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 (where applicable) ~~and notwithstanding any provisions in the Act~~, a Depositor shall not be regarded as a member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.	To be in line with the updated provision of the LR
Article 57 (Proceedings at General Meetings)	**Article 57 (Proceedings at General Meetings)**	
Subject to the Act, article 11 and any rights or restrictions for the time being attached to any class or classes of shares :	Subject to the Act, article 11 and any rights or restrictions for the time being attached to any class or classes of shares :	
(a) a holder of ordinary shares upon which all calls due to the Company have been paid is entitled to be present and to vote at any general meeting of the Company;	(a) a holder of ordinary shares upon which all calls due to the Company have been paid is entitled to be present and to vote at any general meeting of the Company;	
(b) at meetings of members or classes of members each member entitled to vote may vote in person or by proxy;	(b) at meetings of members or classes of members each member entitled to vote may vote in person or by proxy;	
(c) on a show of hands every member who is present in person or by proxy has one (1) vote, and on a poll every member present in person or by proxy has one (1) vote for each share he holds.	(c) on **a resolution to be decided on** a show of hands every ~~member~~ **holder of ordinary shares or preference shares** who is present in person or by proxy **and entitled to vote** has one (1) vote, and on a poll every ~~member~~ **holder of ordinary shares or preference shares** present in person or by proxy **and entitled to vote** has one (1) vote for each share he holds.	To be in line with the updated provision of the LR

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 NOV 2008

EXISTING ARTICLES	AMENDED ARTICLES	RATIONALE
Article 63 (Proceedings at General Meetings) An instrument appointing a proxy must be in the following form or in a form that is as similar to the following form as the circumstances allow:	**Article 63 (Proceedings at General Meetings)** An instrument appointing a proxy must be in the following form or in a form that is as similar to the following form as the circumstances allow:	
LION LAND BERHAD	**LION ~~LAND~~ INDUSTRIES CORPORATION BERHAD**	To reflect the change of name of the Company
I/We, (name of member) of (address), being a member/members of the Company, hereby appoint (name of proxy) of (address) or failing whom, (name of proxy) of (address) as my/our proxy to vote for me/us and on my/our behalf at the *Annual /Extraordinary General Meeting of the Company to be held at (place) on (date) at (time) and at any adjournment thereof. **Resolutions For Against** Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion. As witness my/our hand this day of No. of shares: Signed: In the presence of:	I/We, (name of member) of (address), being a member/members of the Company, hereby appoint (name of proxy) of (address) or failing whom, (name of proxy) of (address) as my/our proxy to vote for me/us and on my/our behalf at the *Annual /Extraordinary General Meeting of the Company to be held at (place) on (date) at (time) and at any adjournment thereof. **Resolutions For Against** Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion. As witness my/our hand this day of No. of shares: Signed: ~~In the presence of:~~	
Article 64 (Proceedings at General Meetings) (b) An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate, but the Directors may from time to time waive or modify this requirement either generally or in a particular case or cases.	**Article 64 (Proceedings at General Meetings)** ~~(b) An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate, but the Directors may from time to time waive or modify this requirement either generally or in a particular case or cases.~~	To standardise all requirements for shareholders
(c) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and , where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.	~~(c)~~ (b) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and , where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.	To re-number as Article 64(b)
Article 66 (Proceedings at General Meetings) (d) Unless the contrary is stated thereon an instrument appointing a proxy, whether in the usual common form or not, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.	**Article 66 (Proceedings at General Meetings)** ~~(d) Unless the contrary is stated thereon an instrument appointing a proxy, whether in the usual common form or not, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.~~	Provided for under Article 66(a)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 27 NOV 2008

EXISTING ARTICLES	AMENDED ARTICLES	RATIONALE
(e) An instrument appointing a proxy will be deemed to confer authority to agree to a meeting being convened by shorter notice than is required by the Act or by these articles and to a resolution being proposed and passed as a special resolution at a meeting of which less than twenty-one (21) days' notice has been given.	~~(e)~~ (d) An instrument appointing a proxy will be deemed to confer authority to agree to a meeting being convened by shorter notice than is required by the Act or by these articles and to a resolution being proposed and passed as a special resolution at a meeting of which less than twenty-one (21) days' notice has been given.	To re-number as Article 66(d)
Article 68 (Directors)	**Article 68 (Directors)**	
(a) Unless and until the Company shall by resolution otherwise resolve, there must be at least two (2) but not more than twelve (12) Directors.	(a) Unless and until the Company shall by resolution otherwise resolve, there must be at least two (2) but not more than twelve (12) Directors.	
(b) The Company may, by resolution, increase or reduce the number of Directors.	(b) The Company may, by resolution, increase or reduce the number of Directors.	
(c) All the Directors must be natural persons.	~~(c) All the Directors must be natural persons.~~	To be in line with the updated provision of the LR
Article 77 (Proceeding of Directors)	**Article 77 (Proceeding of Directors)**	
(a) A Director who has not appointed an Alternate Director may authorise any other Director to vote for him at any meeting or meetings at which he is not present and in that event the Director so authorised shall have a vote for each Director by whom he is so authorised in addition to his own vote.	(a) A Director who has not appointed an Alternate Director may authorise any other Director to vote for him at any meeting or meetings at which he is not present and in that event the Director so authorised shall have a vote for each Director by whom he is so authorised in addition to his own vote.	
(b) Every such consent and authority shall be in writing or by cable, radiogram, or telegram which shall be produced at the meeting or meetings at which the same is to be used and be left with the Secretary for filing.	(b) Every such consent and authority shall be **communicated either** in writing or **by any electronic means directly to the Board or conveyed through** ~~cable, radiogram, or telegram which shall be produced at the meeting or meetings at which the same is to be used and be left with~~ the Secretary ~~for filing~~.	For enhancement
Article 97 (Vacation of office of Directors)	**Article 97 (Vacation of office of Directors)**	
In addition to the circumstances in which the office of a Director becomes vacant by virtue of the Act, the office of a Director becomes vacant if:	In addition to the circumstances in which the office of a Director becomes vacant by virtue of the Act, the office of a Director becomes vacant **if the Director becomes a bankrupt or of unsound mind during his term of office.**	To be in line with the updated provision of the LR
(a) the Director becomes bankrupt;	~~(a) the Director becomes bankrupt;~~	
(b) the Director becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or	~~(b) the Director becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or~~	

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 NOV 2008

EXISTING ARTICLES	AMENDED ARTICLES	RATIONALE
(c) the Director is absent from more than fifty per cent (50%) of the total board of directors' meetings held during a financial year.	~~(c) the Director is absent from more than fifty per cent (50%) of the total board of directors' meetings held during a financial year.~~	
Article 99 (Rotation of Directors) (a) The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the number determined in accordance with these articles. (b) In default of such appointment, the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.	**Article 99 (Rotation of Directors)** (a) The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the number determined in accordance with these articles. ~~(b) In default of such appointment, the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.~~	
(c) Any Director so appointed holds office only until the next following annual general meeting and is then eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.	~~(c)~~ (b) Any Director so appointed holds office only until the next following annual general meeting and is then eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.	To re-number as Article 99(b)
<u>New Provision</u>	(c) **The Company at the meeting at which a Director so retires may fill the vacated office by electing a person thereto, and in default, the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected, unless at that meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-election of that Director is put to the meeting and lost.**	For clarity and enhancement
Article 103 (Rotation of Directors) (a) Subject to article 103(b), a person (other than a Director retiring in accordance with article 98) is not eligible for election to the office of Director unless the member intending to propose him has, at least eleven (11) clear days before the meeting, left at the registered office of the Company a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention of such member to propose him.	**Article 103 (Rotation of Directors)** (a) Subject to article 103(b), a person (other than a Director retiring in accordance with article 98 **and article 99**) is not eligible for election to the office of Director unless the member intending to propose him has, at least eleven (11) clear days before the meeting, left at the registered office of the Company a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention of such member to propose him.	For clarity

EXISTING ARTICLES	AMENDED ARTICLES	RATIONALE
Article 132 (Annual Reports) The Directors shall from time to time in accordance with section 169 of the Act cause to be prepared and laid before the Company in general meeting such financial statements as are referred to in the section. The interval between the close of a financial year of the Company and the issue of accounts relating to that financial year shall not exceed four (4) months. A copy of each such documents shall, not less than twenty-one (21) days before the date of the meeting, be sent to every member and to every holder of debentures (if any) of the Company under the provisions of the Act or of these articles. The requisite number of copies of each such document as may be required by the Exchange shall at the same time be likewise sent to the Exchange provided that this article shall not require a copy of these documents to be sent to any person of whose address the Company is not aware but any member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the registered office of the Company.	**Article 132 (Annual Reports)** The Directors shall from time to time in accordance with section 169 of the Act cause to be prepared and laid before the Company in general meeting such financial statements as are referred to in the section. The interval between the close of a financial year of the Company and the issue of **annual audited** accounts relating to that financial year, **the directors' and auditors' reports** shall not exceed four (4) months. A copy of each such documents shall, not less than twenty-one (21) days before the date of the meeting, **in the printed form or in CD-ROM or in such other form of electronic media,** be sent to every member and to every holder of debentures (if any) of the Company under the provisions of the Act or of these articles. The requisite number of copies of each such document as may be required by ~~the Exchange~~ **Bursa Securities** shall at the same time be likewise sent to ~~the Exchange~~ **Bursa Securities** provided that this article shall not require a copy of these documents to be sent to any person of whose address the Company is not aware but any member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the registered office of the Company. **In the event that annual report are sent in CD-ROM form or in such other form of electronic media and a member requires a printed form of such documents, the Company shall send such documents to the member.**	For clarity and to be in line with the updated provisions of the LR

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

27 NOV 2008

END